Exhibit 99.2

Chanson International Holding

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

To Be Held on [●], 2026 at 9:30 a.m., Eastern Time

The undersigned, being a shareholder of Chanson International Holding (the “Company”), hereby appoints the chairman of the extraordinary general meeting of shareholders of the Company (the “EGM”) or, if the following is completed, ____________________ of ____________________ as proxy of the undersigned to attend and vote on behalf of the undersigned in respect of all of the ordinary shares of the Company held by the undersigned (or, if the following is completed, ________ Class A ordinary shares and ________ Class B ordinary shares) at the EGM to be held on October [●], 2026 at 9:30 a.m., Eastern Time, and at any adjournment thereof, as directed below.

A shareholder who is entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote instead of that shareholder. A proxy need not be a shareholder of the Company.

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS.

Proposal No. 1 – Share Capital Increase

“It is resolved, as an ordinary resolution, with immediate effect subject to the passing of the special resolution set out in Proposal No. 2 (Share Capital Reduction and Reorganisation), that the authorised share capital of the Company be increased from US$412,500 divided into 41,100,000 Class A ordinary shares of US$0.01 par value each and 150,000 Class B ordinary shares of US$0.01 par value each to US$412,500,000,000 divided into 41,100,000,000,000 Class A ordinary shares of US$0.01 par value each and 150,000,000,000 Class B ordinary shares of US$0.01 par value each by the creation of 41,099,958,900,000 Class A ordinary shares of US$0.01 par value each and 149,999,850,000 Class B ordinary shares of US$0.01 par value each (the “Share Capital Increase”).”

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal No. 2 – Share Capital Reduction and Reorganisation

“It is resolved as a special resolution that, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14A and 14B of the Companies Act (Revised) relating to share capital reductions being complied with, the authorised share capital of the Company be reduced and reorganized from US$412,500,000,000 divided into 41,100,000,000,000 Class A ordinary shares of US$0.01 par value each and 150,000,000,000 Class B ordinary shares of US$0.01 par value each to US$41,250 divided into 41,100,000,000,000 Class A ordinary shares of US$0.000000001 par value each and 150,000,000,000 Class B ordinary shares of US$0.000000001 par value each by the taking of the following steps (together, the “Share Capital Reduction and Reorganisation”):

(a) the par value of each issued and outstanding Class A ordinary share of par value US$0.01 and Class B ordinary share of par value US$0.01 in the share capital of the Company being reduced to US$0.000000001 by cancelling US$0.009999999 of the paid-up capital on each issued and outstanding Class A ordinary share of par value US$0.01 and Class B ordinary share of par value US$0.01 (the “Capital Reduction”), with the amount deemed to be paid up on each issued and outstanding share of the Company to be US$0.000000001 following the Capital Reduction;

(b) the credit arising from the Capital Reduction being transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act (Revised), the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c) immediately following the Capital Reduction, each authorised but unissued Class A ordinary share of par value US$0.01 being subdivided into 10,000,000 Class A ordinary shares of par value US$0.000000001 each and each authorised but unissued Class B ordinary share of par value US$0.01 being subdivided into 10,000,000 Class B ordinary shares of par value US$0.000000001 each (together, the “Subdivision”); and

(d) immediately following the Subdivision, the authorised share capital of the Company being altered by the cancellation of such number of unissued Class A ordinary shares of par value US$0.000000001 each and unissued Class B ordinary shares of par value US$0.000000001 each that will result in the Company having authorised share capital of US$41,250 divided into 41,100,000,000,000 Class A ordinary shares of US$0.000000001 par value each and 150,000,000,000 Class B ordinary shares of US$0.000000001 par value each (the “Cancellation”).”☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal No. 3 – Adoption of A&R M&A (Capital Reduction)

“It is resolved, as a special resolution, that, subject to and immediately following the Share Capital Reduction and Reorganisation being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached to the Notice and Proxy Statement delivered to shareholders and dated September 28, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Reduction and Reorganisation.”

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal No. 4 – Share Consolidation

“It is resolved, as an ordinary resolution with effect 10 clear days after the effectiveness of the Share Capital Reduction and Reorganisation or such later date as approved by The Nasdaq Stock Market LLC, that:

(a) the authorised, issued and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating (i) every 100 Class A ordinary shares with a par value of US$0.000000001 each into one Class A ordinary share with a par value of US$0.0000001 and (ii) every 100 Class B ordinary shares with a par value of US$0.000000001 each into one Class B ordinary share with a par value of US$0.0000001, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b) as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$41,250 divided into 41,100,000,000,000 Class A ordinary shares of US$0.000000001 par value each and 150,000,000,000 Class B ordinary shares of US$0.000000001 par value each to US$41,250 divided into 411,000,000,000 Class A ordinary shares of US$0.0000001 par value each and 1,500,000,000 Class B ordinary shares of US$0.0000001 par value each; and

(c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.”☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal No. 5 — Adoption of A&R M&A (Share Consolidation)

“It is resolved, as a special resolution, that, subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached to the Notice and Proxy Statement delivered to shareholders and dated September 28, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation.”

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal No. 6 — Adjournment of the EGM

“It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

☐ FOR	☐ AGAINST	☐ ABSTAIN

This Proxy is solicited on behalf of the Board of Directors of Chanson International Holding.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy will be entitled to vote or abstain at his or her discretion on each proposal and on any other matter properly brought before the EGM. If the chairman of the EGM is appointed as proxy, the chairman intends to vote FOR each proposal.

TO SUBMIT YOUR PROXY ONLINE: www.Transhare.com click on Submit Your Proxy

Enter your Control Number: [●]

TO SUBMIT YOUR PROXY BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO SUBMIT YOUR PROXY BY FAX: Please fax this proxy card to 1.727.269.5616

TO SUBMIT YOUR PROXY BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

To be valid, this proxy form (and any authority under which it is signed) must be received by Transhare Corporation no later than [●] a.m., Eastern Time, on October [●], 2026. Proxy forms received after that time will be invalid.

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles. If the shareholder is a corporation, this proxy form must be executed under seal or signed by a duly authorised signatory.

Signature of Shareholder: ____________________________________________

Signature of Joint Shareholder: _______________________________________

Dated: ____________________

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